

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2011

<u>Via E-Mail</u>
Gregory Rotelli
President, Secretary and Director
Razor Resources Inc.
12340 Seal Beach Blvd., Ste B-190
Seal Beach, CA 90740

      Re: Razor Resources Inc.
              Form 10-K for Fiscal Year Ended April 30, 2010
              Filed August 13, 2010
              File No. 0-51973

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Ethan Horowitz

              Ethan Horowitz
              Accounting Branch Chief